Exhibit 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included in Exhibit 1 of this Quarterly Report and the section contained in our Annual Report on Form 20-F (our “Annual Report”) — Operating And Financial Review And Prospects”. This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained in this Quarterly Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information-D. Risk factors” of our Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

These risks and uncertainties include factors relating to:

•	the timing or likelihood of regulatory filings and approvals;

•	our expectations regarding acceptance of regulatory submissions for drisapersen and our follow-on product candidates by the FDA and the EMA;

•
the timing and conduct of our trials of drisapersen and our other product candidates, including statements regarding the timing of initiation and completion of the trials and when results of the trials will be made public;

•	our expectation on the timing, completion and results of confirmatory studies for drisapersen;

•	the evaluation of the benefit-to-risk profile of drisapersen treatment across all studies and potential impact on the development and commercial pathway of all our product candidates;

•	our plans to pursue research and development of our product candidates for DMD and product candidates for other indications;

•	the potential advantages of our RNA modulation therapies, in particular drisapersen and our other product candidates for DMD;

•	the clinical utility of drisapersen and our other product candidates;

•	our estimates regarding the market opportunity for drisapersen and our other product candidates;

•	our ability to establish sales, marketing and distribution capabilities;

•	our ability to establish and maintain manufacturing arrangements for our product candidates;

•	our intellectual property position, including the outcome of interference proceedings relating to our exon-skipping product candidates, including both drisapersen and PRO053;

•	our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

•
the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to the Company’s capital structure, including future securities offerings;

•	the impact of government laws and regulations;

•	our competitive position;

•	the outcome of litigation and other proceedings in which we are involved; and

•	other risk factors discussed under “Risk Factors” included in our Annual Report on Form 20-F.

We are an innovative biotechnology company engaged in the discovery and development of ribonucleic acid-modulating, or RNA-modulating, therapeutics for the treatment of genetic disorders. Our primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, myotonic dystrophy and Huntington’s disease. Our clinical portfolio of RNA-based product candidates is focused on the treatment of Duchenne muscular dystrophy, or DMD. Six of our DMD compounds have been granted orphan drug designation in the United States (US) and the European Union (EU).  Drisapersen, our lead product candidate, has been granted orphan drug designation in the US, EU, Australia and Japan and has been granted breakthrough therapy designation by the United States Food and Drug Administration (FDA) for the treatment of DMD.

DMD is one of the most prevalent rare genetic diseases globally affecting up to 1 in 3,500 boys and is invariably fatal. The progressive muscle-wasting that characterizes this disease is caused by inadequate production of dystrophin, a protein necessary for muscle function, as a result of mutations in the dystrophin gene. The different mutations, which are mostly deletions of one or more exons, found in the dystrophin gene result in distinct sub-populations of DMD patients. We are designing product candidates to address several sub-populations using our platform technology. Drisapersen aims to address a variety of mutations in the dystrophin gene, such as a deletion of exon 50 or exons 48 to 50 and may address up to 13% of all DMD patients.

Drisapersen, which has previously been referred to as PRO051 or GSK2402968, was advanced through clinical development as part of a collaboration with GlaxoSmithKline (GSK) dating back to 2009. This collaboration was mutually terminated in January 2014, and we fully retain all licenses and rights to drisapersen and our DMD portfolio.

Our funding requirements may vary substantially from the periods presented in this report. Under our historical collaboration with GSK, GSK reimbursed us for the cost of the clinical trials of drisapersen as well as a substantial portion of the costs of the clinical trials of PRO044 and our natural history study of DMD, and paid us milestone payments upon successful development. Following the mutual termination of the collaboration in January 2014, we will bear the full cost of any additional clinical trials of drisapersen and our other DMD product candidates and will receive no future payments under the collaboration other than those accrued on the date of the termination.

Pursuant to the guidance received from the US FDA on June 2, 2014, we anticipate initiating two confirmatory studies prior to the potential accelerated approval of drisapersen , during the first half of 2015. We are financially responsible for conducting these studies, and as a result of the feedback from the FDA and ongoing communication with the EMA, we expect that we will expend significant additional financial resources on clinical development of drisapersen and the rest of our DMD portfolio.

On October 10, 2014, we commenced the submission of a New Drug Application (NDA) for drisapersen under a rolling review with the FDA under an accelerated approval pathway based on existing data. This submission followed our receipt of feedback from a meeting with the FDA that took place on May 14, 2014. In addition, we have been interacting with the European Medicines Agency (EMA), and based on these interactions we intend to file for conditional approval in Europe. As part of our NDA and our anticipated application to the EMA, we plan to commit to conducting two confirmatory clinical trials, one with drisapersen and one with another of our exon-skipping compounds.

We have the most comprehensive pipeline of targeted RNA-modulating products in clinical development for the treatment of DMD, with three other exon skipping compounds in Phase I/II clinical studies and three programs in pre-clinical development. Dose finding studies for PRO044 have been completed and are ongoing for PRO045 and PRO053.

Drisapersen aims to restore dystrophin expression and improve muscle condition and function in the largest known sub-population of DMD patients. In clinical trials, drisapersen has been shown to produce novel dystrophin expression and have a beneficial therapeutic effect on DMD patients. We conducted a Phase I/II dose-ranging safety study in which drisapersen was administered to 12 patients subcutaneously, once weekly for 5 weeks. An open-label extension study (DMD114673) of this Phase I/II study was initiated in August 2009 and patients have continued in this study for over four years, with efficacy results available up to 177 weeks and safety results up to 188 weeks. The mean change from baseline for the 10 boys who were able to successfully perform the six minute walk test, or 6MWT, at the beginning of the study after 177 weeks was -25 meters.

A Phase II placebo-controlled study (DEMAND II/DMD114117) of drisapersen in 53 DMD patients was completed and demonstrated a statistically significant and clinically meaningful difference in the primary endpoint, which was the distance walked in the 6MWT, between the placebo group and the continuous active-treatment group at a dose of 6 mg/kg/week after 24 weeks. This clinically meaningful benefit was maintained after 48 weeks of treatment, and drisapersen was well tolerated throughout the duration of this study. The data were presented at a scientific meeting in April 2013, and the study results were published in The Lancet Neurology, a peer reviewed journal, in September 2014.

Results from a U.S.-based Phase II placebo controlled exploratory study (DEMAND V/DMD114876) of 24 week dosing of drisapersen 3mg/kg/week and 6mg/kg/week were presented on September 25, 2013. Boys in the 6mg/kg/week treatment arm showed a mean 27.1 meter improvement (including a 16.1 meter increase from baseline) over the boys in the placebo group at the end of the treatment period (p=0.069) in the 6MWT, indicating a clinically meaningful outcome for the primary endpoint. The study was not statistically powered to show a significant difference between the arms.

The 48 week data from this study were presented on March 17, 2014 at the Muscular Dystrophy Association 2014 Clinical Conference in Chicago, IL. A clinically meaningful treatment difference of 27.9 m over placebo (p=0.177) was maintained for 24 weeks after drisapersen administration ceased. This includes an overall mean increase from baseline of 14.7 meters. In the drisapersen 6 mg/kg/week group, an improvement was seen in the percent-predicted six-minute walk distance (6MWD) of 5.25% (p=0.051) and 4.85% (p=0.154) when compared to placebo at weeks 24 and 48, respectively.

A Phase III study of drisapersen (DEMAND III/DMD114044) was initiated in December 2010, and results were announced on September 20, 2013. This study was a randomized, double-blind and placebo-controlled trial, assessing drisapersen at a dose of 6 mg/kg/week in 186 boys. The study did not meet its primary endpoint of a statistically significant difference in the 6MWD at 48 weeks. As a result, GSK suspended dosing in all pending a full evaluation of the benefit-to-risk profile of drisapersen treatment across all studies.

In January 2014, we announced findings from subjects who had reached 48 weeks treatment in study DMD114349, an open-label continuation study to follow the placebo-controlled drisapersen studies DMD114117 and DMD114044. At 48 weeks in study DMD114349, there was a mean treatment difference of 46.1 meters (n=113) when comparing subjects treated with drisapersen at 6mg/kg/week (n=69) throughout both studies, versus subjects who had received placebo (n=44) prior to initiating the open-label continuation treatment period. Subjects enrolled from study DMD114117 showed a mean treatment difference of 52 meters (n=30) when comparing subjects treated with drisapersen at 6mg/kg/week (n=17) throughout both studies, versus subjects who had received placebo (n=13) prior to initiating the open-label continuation treatment period. For subjects enrolled in study DMD114349 from study DMD114044, the mean treatment difference at 48 weeks in study DMD114349 was 49 meters (n=83) for those dosed with drisapersen at 6mg/kg/week throughout (n=52) versus subjects previously allocated to placebo treatment (n=31) in study DMD114044.

In combination with the feedback from patients and investigators regarding the willingness and desire of patients to resume treatment with drisapersen, we have commenced a comprehensive re-dosing program for all patients previously treated with drisapersen, with the first patients re-initiating treatment in the United States and Belgium from September 2014.

PRO044 addresses a separate sub-population of up to 6% of DMD patients. We developed PRO044 using our exon-skipping technology to generate a product candidate with the same mechanism of action as drisapersen. PRO044 has completed a Phase I/II study in Europe, and results were presented in October 2013. We expect that an extension study for PRO044 will commence in the first quarter of 2015, and we expect to commence a placebo-controlled study in the second quarter of 2015, which may serve as the second confirmatory study required for an accelerated approval of drisapersen. PRO044 is currently subject to a clinical hold in the United States, and we expect to submit data to the FDA with the objective of having the hold lifted. We have four additional compounds that address other distinct sub-populations of DMD patients. PRO045 and PRO053 (each addressing a population of up to 8% of all DMD patients) are currently in dose finding studies. We expect preliminary data to be available for PRO045 in the fourth quarter of 2014 and for PRO053 in the first half of 2015, with additional studies of these compounds to begin in 2015. PRO052 and PRO055 are in advanced preclinical development. We are also moving PROSPECT into preclinical development. PROSPECT involves a new and innovative application of our exon-skipping technology platform to specifically target rarer mutations in the dystrophin gene. This approach employs multi-exon skipping induced by a single antisense oligonucleotide and is initially designed to address mutations in the exon 10 to 40 region. Initial applicability is up to 20% of DMD patient population.

Patent Interference Proceedings

The United States Patent and Trademark Office has declared two patent interferences involving Prosensa’s examined and allowed composition claims to exon 53 and exon 51 oligonucleotides and Sarepta Therapeutics Inc.’s (Sarepta) issued composition claims to exon 53 and exon 51.  Sarepta’s claims are in patents licensed from the University of Western Australia.  Prosensa’s claims are in patents licensed from Leiden University Medical Center.  Patent Interference No. 106,007 was declared on July 18, 2014 and identifies Prosensa’s examined and allowed exon 53 composition claims in U.S. Patent Application 11/233,495 as interfering with Sarepta’s issued exon 53 composition claims in U.S. Patent 8,455,636.  Patent Interference No. 106,008 was declared on July 24, 2014 and identifies Prosensa’s examined and allowed exon 51 composition claims in U.S. Patent Application 13/550,210 as interfering with Sarepta’s issued exon 51 composition claims in U.S. Patents 7,807,816 and 7,960,541.  In addition, Patent Interference No. 106,013 (RES) was declared on September 29, 2014 and identifies Prosensa’s examined and allowed exon 51 method of use claims in U.S. Patent Application 14/198,992 as interfering with Sarepta’s issued exon 51 methods of use claims in U.S. Patent 8,486,907.  We also expect that a fourth interference will be declared between Prosensa’s examined and allowed exon 53 method claims in U.S. Patent Application 14/248,279 and Sarepta’s issued exon 53 method claims in U.S. Patent 8,455,636.  In each of these cases, Prosensa’s patent applications have earlier filing dates than the applicable Sarepta patents.

Results of Operations - Comparison of the Three Months Ended September 30, 2014 and 2013

	Three months ended September 30,
	2014	2013	Change
	(€ in '000)%
License revenue	–	1,319	(100.0)
Collaboration revenue	–	1,060	(100.0)
Total revenue	–	2,379	(100.0)
Other income	250	186	34.4
Research and development expense	(8,395)	(4,919)	70.7
General and administrative expense	(2,403)	(1,939)	23.9
Other gains - net	26	11	136.4
Operating loss	(10,522)	(4,282)	145.7
Finance income	177	166	6.6
Finance costs	(304)	(177)	71.8
Finance cost – net	(127)	(11)	1,054.5
Net loss	(10,649)	(4,293)	148.1

Total revenue

License revenue was nil in the three month period ended September 30, 2014, compared to €1.3 million in the corresponding period in 2013 due to the termination of the research and collaboration agreement with GSK.

The decrease in collaboration revenue to nil in the three month period ended September 30, 2014 from €1.1 million in the three month period ended September 30, 2013 is due to the termination of the research and collaboration agreement with GSK. Pursuant to the termination of our collaboration with GSK, we do not expect any future license or collaboration revenue under the collaboration. Any new collaboration arrangements we may enter into and the terms we are able to negotiate may impact our revenue for future periods. We therefore believe that period to period comparisons should not be relied upon as indicative of our future revenues.

Prior to the termination of the collaboration with GSK, the timing of our operating cash flows varied significantly from the recognition of the related revenue, as revenue from some upfront or initiation payments was deferred and recognized as revenue when earned, while other revenue was earned when received, such as milestone payments or service fees. Our revenue has varied substantially from quarter to quarter and year to year, depending upon, among other things, the number of milestones achieved and the level of revenues earned for development efforts.

Other income

Other income for the three months ended September 30, 2014, amounted to €0.3 million (three months ended September 30, 2013: €0.2 million). We are part of two pan-European consortia, each of which has been awarded Framework Programme 7 (FP7) research grants from the European Commission, and we have also received governmental research grants. Grant proceeds are deferred, and other income is recognized based on the percentage of completion method.

We obtained certain loans made to support research and development that generally bear interest at a rate below the market interest rate, considered by us to be 12% over the last four years. The difference between fair value and the notional amount at inception is treated as a grant received for certain research performed by us and is deferred and recognized in other income over the periods which research and development expenses are incurred. We recognized other income for an amount of €3 thousand related to these loans in the three months ended September 30, 2014 (for the three months ended September 30, 2013: nil).

Research and Development Expense for the Three Months Ended September 30, 2014 and 2013

Project expenses by project	Three months ended September 30,
	2014	2013	Change
	(€ in '000)%
DMD Projects	6,322	3,354	88.5
PRO044	451	281	60.5
PRO045 and PRO053	1,371	1,022	34.1
Other DMD projects	4,500	2,051	119.4
Non-DMD projects	259	218	18.8
Infrastructure costs	1,814	1,347	34.7
Total	8,395	4,919	70.7

Research and development expense increased from €4.9 million in the three months ended September 30, 2013 to €8.4 million in the three months ended September 30, 2014. Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from period to period.

The variance in our research and development expense during the three months ended September 30, 2014, and the corresponding period in 2013 is primarily related to the following projects:

•
DMD projects. The DMD project expenses mainly consist of salaries, costs for production of the compounds, costs paid to contract research organizations and costs relating to preparing our regulatory filings for drisapersen. During the three month period ended September 30, 2014, we mostly incurred expenses related to the expansion of our development and regulatory capabilities, other expenses for drisapersen (€3.2 million), costs for progressing clinical Phase I/II studies of both PRO045 and PRO053 (€1.4 million) and preparation for the PRO044 extension study planned to start in the first quarter of 2015. In the three month period ended September 30, 2014, we also incurred expenses for our other projects supporting the DMD program, such as the Natural History study and PROSPECT.

•	Non-DMD projects. The expenses for our non-DMD projects DM1 and HD mainly consist of outsourced studies.

•
Infrastructure costs: we incur a significant amount of costs associated with our research and development that are less dependent on individual ongoing programs and they are therefore not allocated to specific projects.

General and Administrative Expense

General and administrative expense increased from €1.9 million to €2.4 million in the three months ended September 30, 2013 and 2014, respectively. The increase is primarily due to share-based compensation and costs associated with the regulatory filing in the three month period ended September 30, 2014 compared to the same period in 2013.

On July 3, 2014, we filed a shelf registration statement (Form F-3) that provides the flexibility to raise up to $150 million in a primary offering if we choose to do so. Costs incurred related to the Form F-3 in the three month period ended September 30, 2014 were recorded in the consolidated statement of comprehensive income for an amount of €63 thousand.

Other Gains-net

Other gains mainly related to currency effects on outstanding receivables and were insignificant in the three month period ended September 30, 2014 and in the same perod in 2013.

Finance Income

Finance income amounted €0.2 million in the three months ended September 30, 2014 and in the same period in 2013 and is due to higher average cash balances outstanding in the three month period ended September 30, 2014, offset by lower interest rates in 2014.

Finance Cost

Finance cost increased €0.1 million in the three months ended September 30, 2014, compared to the three months ended September 30, 2013. Higher finance costs were mainly due to higher outstanding borrowing balances in the three month period ended September 30, 2014.

Results of Operations - Comparison of the Nine Months Ended September 30, 2014 and 2013

	Nine months ended September 30,
	2014	2013	Change
	(€ in '000)%
License revenue	14,695	4,012	266.3
Collaboration revenue	60	2,751	(97.8)
Total revenue	14,755	6,763	118.2
Other income	702	220	219.1
Research and development expense	(19,191)	(13,528)	41.9
General and administrative expense	(7,554)	(5,808)	30.1
Other gains - net	122	19	542.1
Operating loss	(11,166)	(12,334)	(9.5)
Finance income	633	458	38.2
Finance costs	(787)	(576)	36.6
Finance cost – net	(154)	(118)	30.5
Net loss	(11,320)	(12,452)	(9.1)

Total Revenue

License revenue increased €10.7 million in the nine month period ended September 30, 2014, compared to the corresponding period in 2013 due to the termination of the research and collaboration agreement with GSK and the related release of deferred revenue balances.

Collaboration revenue is revenue from contracts, typically for research and development activities related to the services provided under the research and collaboration agreement. The decrease in collaboration revenue to €0.1 million in the nine month period ended September 30, 2014 from €2.8 million in the nine month period ended September 30, 2013 is due to the termination of the research and collaboration agreement. Pursuant to the termination of our collaboration with GSK, we do not expect any future license or collaboration revenue under the collaboration. Any new collaboration arrangements we may enter into and the terms we are able to negotiate may impact our revenue for future periods. We therefore believe that period to period comparisons should not be relied upon as indicative of our future revenues.

Prior to the termination of the collaboration with GSK, the timing of our operating cash flows may vary significantly from the recognition of the related revenue, as revenue from some upfront or initiation payments was deferred and recognized as revenue when earned, while other revenue was earned when received, such as milestone payments or service fees. Our revenue has varied, and varies substantially from quarter to quarter and year to year, depending upon, among other things, the number of milestones achieved and the level of revenues earned for ongoing development efforts.

Other income

Other income for the nine month period ended September 30, 2014, amounts to €0.7 million (nine month period ended September 30, 2013: €0.2 million). We are part of two pan-European consortia, each of which has been awarded Framework Programme 7 (“FP7”) research grants from the European Commission, and we have also received governmental research grants. Grant proceeds are deferred, and other income is recognized based on the percentage of completion method.

We obtained certain loans made to support research and development that generally bear interest at a rate below the market interest rate, considered by us to be 12% over the last four years. The difference between fair value and the notional amount at inception is treated as a grant received for certain research performed by us and is deferred and recognized in other income over the periods during which research and development expenses are incurred. We recognized other income related to these loans in an amount of €9 thousand in the nine months ended September 30, 2014 (for the nine months ended September 30, 2013: nil).

Research and Development Expense for the Nine Months Ended September 30, 2014 and 2013

Project expenses by project	Nine months ended September 30,
	2014	2013	Change
	(€ in '000)%
DMD Projects	13,263	8,376	58.3
PRO044	674	952	(29.2)
PRO045 and PRO053	4,181	2,858	46.3
Other DMD projects	8,408	4,566	84.1
Non-DMD projects	737	617	19.4
Infrastructure costs	5,191	4,535	14.5
Total	19,191	13,528	41.9

Research and development expense increased from €13.5 million in the nine month period ended September 30, 2013 to €19.2 million in the nine month period ended September 30, 2014. Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from period to period.

The variance in our research and development expense during the nine month period ended September 30, 2014, and the corresponding period in 2013 is primarily related to the following projects:

•
DMD projects. The DMD project expenses mainly consist of salaries, costs for production of the compounds, costs paid to contract research organizations and costs relating to preparing our regulatory filings for drisapersen. During the nine month period ended September 30, 2014, we mostly incurred expenses related to the expansion of our development and regulatory capabilities, other expenses for drisapersen (€5.1 million), costs for progressing clinical Phase I/II studies of both PRO045 and PRO053 (€4.2 million) and preparation for the PRO044 extension study planned to start in the first quarter of 2015 (€0.7 million). In the nine month period ended September 30, 2014, we also incurred research and development expenses for our other projects supporting the DMD program, such as the Natural History study and PROSPECT.

•	Non-DMD projects. The expenses for our non-DMD projects DM1 and HD mainly consist of outsourced studies.

•
Infrastructure costs: we incur a significant amount of costs associated with our research and development that are less dependent on individual ongoing programs and they are therefore not allocated to specific projects.

General and Administrative Expense

General and administrative expense increased from €5.8 million to €7.6 million in the nine month period ended September 30, 2013 and 2014, respectively. The increase is primarily due to share-based compensation expense and costs associated with operating as a public company in the period ended September 30, 2014 offset by expenses related to our initial public offering (IPO) in the same period in 2013.

On July 3, 2014 we filed a shelf registration statement (Form F-3) that provides the flexibility to raise up to $150 million in a primary offering if we choose to do so. Costs incurred related to the Form F-3 in the period ended September 30, 2014 were recorded in the consolidated statement of comprehensive income for an amount of €231 thousand.

Other Gains-net

Other gains mainly related to currency effects on outstanding receivables in the nine month period ended September 30, 2014, and were insignificant in the nine month period ended September 30, 2013.

Finance Income

Finance income increased €0.2 million in the nine month period ended September 30, 2014, compared to the same period in 2013 mainly due to higher average cash balances outstanding during the nine month period ended September 30, 2014, offset by lower interest rates in 2014.

Finance Cost

Finance cost increased €0.2 million in the nine month period ended September 30, 2014, compared to the nine month period ended September 30, 2013. Higher finance costs were mainly due to higher outstanding borrowing balances in the nine month period ended September 30, 2014.

Liquidity and Capital Resources

To date, we have financed our operations through private placements of our equity securities and our IPO, upfront, milestone and expense reimbursement payments received from GSK, as well as funding from patient organizations, governmental bodies and bank loans.

Cash Flows

Our cash and cash equivalents as of September 30, 2014, were €62.0 million. The table below summarizes our consolidated unaudited statement of cash flows for each of the nine month period ended September 30, 2014 and 2013:

	Nine months ended September 30,
	2014	2013
	(€ in '000)
Net cash used in operating activities	(19,793)	(17,289)
Net cash used in investing activities	(756)	(396)
Net cash generated from financing activities	344	63,632
Net (decrease)/increase in cash and cash equivalents	(20,205)	45,947
Currency effect cash and cash equivalents	(43)	29
Cash and cash equivalents at beginning of the period	82,232	40,738
Cash and cash equivalents at end of the period	61,984	86,714

The net cash used in operating activities of €19.8 million in the nine month period ended September 30, 2014, increased from net cash used in operating activities of €17.3 million in 2013 mainly due to a higher operating loss excluding license income and share based compensation expenses (both non-cash items) for a net amount of €8.6 million and increased cash generated from changes in working capital for an amount of €6.0 million. For an explanation of the operating loss, please see “Results of Operations”.

The net cash used in investing activities increased to €0.8 million in the nine month period ended September 30, 2014 from €0.4 million in the nine month period ended September 30, 2013 due to higher investments in fixed assets offset by the decrease in restricted cash.

The decrease in net cash generated from financing activities to net cash generated of €0.3 million in the nine month period ended September 30, 2014 from net cash generated of €63.6 million in the nine month period ended September 30, 2013 is due to a decrease in proceeds from issuance of share capital of €62.9 million in the nine month period ended September 30, 2014 compared to the same period in 2013 which included the proceeds from our IPO, a decrease in received borrowings of € 0.1 million and an increase in repayments of borrowings of €0.3 million in total in the nine month period ended September 30, 2014 compared to the same period in 2013.

Funding Requirements

Our funding requirements may vary substantially from the periods presented in this report. Under our historical collaboration with GSK, GSK reimbursed us for the cost of the clinical trials of drisapersen as well as a substantial portion of the costs of the clinical trials of PRO044 and our natural history study of DMD, and paid us milestone payments upon successful development. Following the mutual termination of the collaboration in January 2014, we will bear the full cost of any additional clinical trials of drisapersen and our other DMD product candidates and will receive no future payments under the collaboration other than those accrued on the date of the termination.

Pursuant to the guidance received from the US FDA on June 2, 2014, we anticipate initiating two confirmatory studies prior to the potential accelerated approval of drisapersen, during the first half of 2015. We are financially responsible for conducting these studies, and as a result of the feedback from the FDA and ongoing communication with the EMA, we expect that we will expend significant additional financial resources on clinical development of drisapersen and the rest of our DMD portfolio.

We believe that our existing cash and cash equivalents and research funding that we expect to receive will be sufficient to fund our operating expenses, debt service obligations and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

•
the time and costs involved in obtaining regulatory approval for drisapersen as well our other compounds and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these compounds;

•	the progress, timing and completion of preclinical testing and clinical trials for any current or future compounds, including our DMD compounds;

•	the number of potential new compounds we identify and decide to develop;

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;

•
the marketing activities undertaken in connection with the anticipated commercialization of our DMD compounds and any other current or future compounds and costs involved in the creation of an effective sales and marketing organization;

•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our products; and

•	the outcome of litigation and other proceedings in which we are involved.

Capital Expenditures

The following table sets forth our capital expenditures for the nine month period ended September 30, 2014 and 2013.

	Nine months ended September 30,
	2014	2013
Investments in tangible fixed assets	491	359
Investments in intangible assets	465	37
Total	956	396

For the nine month period ended September 30, 2014, we made total investments of €1.1 million in tangible and intangible fixed assets related to the expansion of our development and regulatory capabilities, of which €1.0 million was paid. We plan to make further investments in the three months period ended December 31, 2014 in line with previous quarters during 2014.

JOBS Act exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are electing to take advantage of the following exemptions:

•	not providing an auditor attestation report on our system of internal controls over financial reporting;

•	not providing all of the compensation disclosure that may be required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act; and

•
not disclosing certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

These exemptions will apply for a period of five years following the completion of our IPO or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.